SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Cia Paranaense de Energia - COPEL
Report of Independent Accountants
on the Limited Reviews of
Quarterly Information (ITR)
September 30, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants on
Limited Reviews of Quarterly Information

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1

We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia Paranaense de Energia – COPEL (parent company and consolidated) for the quarters and periods ended September 30 and June 30, 2004 and September 30, 2003. This information is the responsibility of the Company’s management.

2

Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4

As mentioned in Note 36 to the Quarterly Information, the Company is contesting the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002, because it understands that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 508,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal advisors, that the chances of a favorable outcome for the Company are probable and possible, respectively.

5

We conducted our reviews for the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The consolidated statement of cash flows for the period ended September 30, 2004 presented together with the Quarterly Information (ITR) to provide supplementary information on the Company, is not required by accounting practices adopted in Brazil. The statement of cash flows was subjected to the review procedures referred to in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Curitiba, November 10, 2004

PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1DF005919/O-3 "S" PR

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2004
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01431-1	2 - COMPANY NAME Cia Paranaense de Energia - COPEL	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 76.483.817/0001-20
4 - State Registration Number – NIRE 41300036535

01.02 – HEAD OFFICE

1 – ADDRESS Rua Coronel Dulcidio, 800		2 – SUBURB OR DISTRICT Batel
3 – POSTAL CODE 80420-170		4 – MUNICIPALITY Curitiba		5 – STATE PR
6 – AREA CODE 041	7 – TELEPHONE 322-3535	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 041	12 – FAX 224-4312	13 – FAX	14 – FAX
15 – E-MAIL copel@copel.com

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Rubens Ghilardi
2 – ADDRESS Rua Coronel Dulcídio, 800		3 – SUBURB OR DISTRICT Batel
4 – POSTAL CODE 80420-170		5 – MUNICIPALITY Curitiba		6 – STATE PR
7 – AREA CODE 041	8 – TELEPHONE 322-3535	9 – TELEPHONE 310-5110	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 041	13 – FAX 331-3136	14 – FAX -	15 – FAX
16 – E-MAIL ravedutti@copel.com

01.04 –GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2004	12/31/2004	3	7/1/2004	9/30/2004	2	4/1/2004	6/30/2004
9 – INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes				10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Wander Rodrigues Teles				12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 153.211.501-68

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (UNITS)	CURRENT QUARTER 9/30/2004	PRIOR QUARTER 6/30/2004	SAME QUARTER IN PRIOR YEAR 9/30/2003
Paid-up capital
COMMON	145,031,080,782	145,031,080,782	145,031,080,782
PREFERRED	128,624,295,488	128,624,295,488	126,624,295,488
TOTAL	273,655,376,270	273,655,376,270	273,655,376,270
Treasury stock
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Government-owned holding
4 –ACTIVITY CODE 112 – electric energy
5 – MAIN ACTIVITY Generation, transmission, sale and distribution of energy
6 – TYPE OF CONSOLIDATION Partial
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM 01	2 – CNPJ 00.535.681/0001-92	3 – NAME Companhia Paranaense de Gás

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 – DISTRIBUTION TYPE	5 – START OF PAYMENT	6 - TYPE OF SHARE	7 – DISTRIBUTION PER SHARE

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01- Balance Sheet - Assets (in thousands of reais)

Code	Description	9/30/2004	6/30/2004

1	Total assets	6,707,582	6,599,124
1.01	Current assets	252,254	198,356
1.01.01	Cash and banks	54,509	327
1.01.02	Receivables	197,745	198,029
1.01.02.03	Dividends receivable	189,844	189,844
1.01.02.04	Services in progress	1,060	1,060
1.01.02.06	Taxes and social contributions for offset	2,156	2,701
1.01.02.09	Other receivables	4,685	4,424
1.01.03	Inventories	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	1,374,712	1,447,483
1.02.01	Sundry	226,679	224,440
1.02.01.03	Taxes and social contributions	144,395	143,235
1.02.01.04	Judicial deposits	82,284	80,885
1.02.01.06	Other receivables	0	320
1.02.02	Related companies	1,148,033	1,223,043
1.02.02.01	Associated companies	32,327	32,327
1.02.02.02	Subsidiaries	1,115,116	1,190,716
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,080,616	4,953,285
1.03.01	Investments	5,080,616	4,953,285
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	5,076,278	4,948,947
1.03.01.03	Other investments	4,338	4,338
1.03.02	Permanent assets	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	9/30/2004	6/30/2004

2	Total liabilities	6,707,582	6,599,124
2.01	Current liabilities	717,248	735,956
2.01.01	Loans and financing	463,441	490,026
2.01.02	Debentures	135,877	124,331
2.01.03	Suppliers	381	455
2.01.04	Taxes and social contributions	104,808	108,297
2.01.05	Dividends payable	12,672	12,682
2.01.06	Provisions	57	56
2.01.07	Related companies	0	0
2.01.08	Other	12	109
2.02	Long-term liabilities	834,388	832,186
2.02.01	Loans and financing	153,125	166,457
2.02.02	Debentures	448,605	434,469
2.02.03	Provisions for contingencies	232,658	231,260
2.02.04	Debts with related parties	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	5,155,946	5,030,982
2.05.01	Capital	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	560,937	560,937
2.05.04.01	Legal	165,994	165,994
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized revenues	0	0
2.05.04.05	Retained profits	394,943	394,943
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	297,716	172,752

03.01- Statement of Operations (in thousands of reais)

Code	Description	7/1/2004 to 9/30/2004	1/1/2004 to 9/30/2004	7/1/2003 to 9/30/2003	1/1/2003 to 9/30/2003

3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions from operating revenue	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	(2,896)	(8,677)	(64,424)	(65,981)
3.04.01	Personnel	(916)	(2,850)	(624)	(1,890)
3.04.02	Pension and health care plans	(18)	(58)	(23)	(43)
3.04.03	Material	(2)	(29)	(2)	(3)
3.04.04	Outsourced services	(1,175)	(4,049)	(723)	(773)
3.04.10	Other operating expenses	(785)	(1,691)	(63,052)	(63,272)
3.05	Gross profit (loss)	(2,896)	(8,677)	(64,424)	(65,981)
3.06	Operating income/expenses	126,700	300,774	62,160	327,732
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial income (expenses)	(632)	(8,257)	(2,014)	(6,772)
3.06.03.01	Financial income	1,282	5,121	3,901	13,456
3.06.03.02	Financial expenses	(1,914)	(13,378)	(5,915)	(20,228)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in results of investees	127,332	309,031	64,174	334,504
3.06.06.01	Equity in results	127,331	308,847	64,174	334,443
3.06.06.02	Investments in other companies	1	184	0	61
3.07	Operating profit (loss)	123,804	292,097	(2,264)	261,751
3.08	Non-operating results	0	(26)	(39,643)	(39,667)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	(26)	(39,643)	(39,667)
3.09	Profit (loss) before taxation/profit sharing	123,804	292,071	(41,907)	222,084
3.10	Provision for income tax and social contribution	0	0	0	0
3.10.01	Income tax	0	0	0	0
3.10.02	Social contribution	0	0	0	0
3.11	Deferred income tax	1,160	5,645	36,068	38,221
3.11.01	Income tax	853	4,151	26,520	28,103
3.11.02	Social contribution	307	1,494	9,548	10,118
3.12	Statutory profit sharings and contributions	0	0	0	0
3.12.01	Profit sharings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	124,964	297,716	(5,839)	260,305
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	NET INCOME PER SHARE	0.00046	0.00109		0.00095
	LOSS PER SHARE			(0.00002)

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, Company or Parent Company) is a publicly-held, mixed-capital corporation, controlled by the State Government of Paraná, and is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of the production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to participate, together with private companies, in consortiums or companies with the objective of developing activities in the energy and telecommunications areas, in conformity with applicable legislation.

The wholly owned, privately held, subsidiaries of COPEL are:

COPEL Geração S.A. – engaged in the exploitation of the energy generation service; it has 18 power plants in operation, being 17 hydroelectric and one thermoelectric power, with a combined installed capacity of 4,549.6 MW.

COPEL Transmiss–o S.A. – mainly engaged in the exploitation of electric energy transportation and transformation services, in addition to operating part of the national interconnected power system, located in the Southern Region of the country, for the National Electric System Operator (NOS). It has 125 substations, with voltages equal to or higher than 69 kV, and 6,992.6 km of transmission lines;

COPEL Distribuiç–o S.A. – engaged in the exploitation of the distribution and sale of electric energy, fuel and energetic raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the State consumers, as well as the municipality of Porto Uni–o, in the State of Santa Catarina. Additionally, it serves independent consumers in the State of S–o Paulo;

COPEL Telecomunicações S.A. – engaged in exploiting and providing telecommunications services and communications services in general;

COPEL Participações S.A. – its objective is to participate as shareholder in other companies or consortiums.

2 Presentation of the Quarterly Information

The financial statements have been prepared and are presented based on Corporate Law, in accordance with accounting practices adopted in Brazil, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities Commission (CVM).

For a better comparison of the information, the Company reclassified the statement of operations for the period ended September 30, 2003, as follows: R$ 48,813 from current income tax to deferred income tax and R$ 17,571 from current social contribution to deferred social contribution.

As supplemental information, we present in form 16.01/ITR the Statement of Cash Flows and the Statement of Added Value.

The notes to the Financial Statements at December 31, 2003, published in the Official Press on April 23, 2004, complement the notes to the quarterly information, published in summary form.

a) Consolidated Quarterly Information

The consolidated quarterly information is being presented in accordance with CVM Instruction 247/1996 and comprise the wholly-owned subsidiaries COPEL Geraç–o, COPEL Transmiss–o, COPEL Distribuiç–o, COPEL Telecomunicações, and COPEL Participações. The balance sheet and statement of income of each subsidiary are summarized in Note 39.

In the consolidation, the Company’s investments in the net equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations have been eliminated so that the consolidated quarterly information effectively represents balances and operations with third parties.

For the purposes of consolidation, operating income of COPEL Participações, recorded in Equity in the results of subsidiaries and associated companies, was reclassified to financial result, according to the structure of the ANEEL chart of accounts.

The subsidiary Companhia Paranaense de Gás – Compagas was not included in the consolidated quarterly information because it does not represent any relevant alteration in the consolidated economic unit.

b) Accounting Practices

The accounting practices adopted for the preparation of this quarterly information are consistent with those adopted in the financial statements at December 31, 2003.

c) Currency Hedge Transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis, and are recorded in long-term liabilities, under Derivatives transactions, with a contra entry to Financial expenses.

3 Cash and Banks

Financial institution		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Cash and banks	54,265	90	142,861	61,339
Financial investments
Federal banks	166	162	298,427	272,408
Private banks	78	75	27,418	30,141
	244	237	325,845	302,549

	54,509	327	468,706	363,888

4 Consumers and Resellers

	Falling	Overdue	Overdue
	due	up to 90 days	over 90 days		Consolidated

				9.30.2004	6.30.2004
Consumers
Residential	78,186	61,215	11,919	151,320	136,161
Industrial	84,361	29,380	16,153	129,894	109,523
Commercial	45,877	18,842	6,355	71,074	59,862
Rural	9,664	3,781	424	13,869	12,725
Public entities	19,993	10,611	23,738	54,342	40,836
Public lighting	12,679	929	1,806	15,414	14,106
Public service	9,764	612	247	10,623	8,663
Unbilled	126,496	-	-	126,496	111,742
Energy installments – current	75,846	6,345	16,124	98,315	100,296
Energy installments – long-term	31,754	-	-	31,754	33,350
Emergency capacity charges	10,167	7,209	10,510	27,886	22,727
Low-income consumers’ tariff	6,392	17,612	-	24,004	10,544
Other receivables	13,816	14,013	46,066	73,895	64,707
Other receivables – long-term	2	-	-	2	-
	524,997	170,549	133,342	828,888	725,242
Resellers
Sales
Short-term sale	-	-	301	301	779
Sales - MAE (Note 36)	7,076	-	-	7,076	2,261
Generators – current	4,998	-	-	4,998	6,348
Generators – long-term	28,942	-	-	28,942	31,198
Initial contracts	4,196	-	60	4,256	5,847
Bilateral agreements	37,856	-	-	37,856	34,931
	83,068	-	361	83,429	81,364
Transmission System
Electric grid	9,091	12,146	-	21,237	8,852
Basic grid	15,811	5	-	15,816	12,077
Connection grid	17	9	41	67	58
	24,919	12,160	41	37,120	20,987

Total Current	572,286	182,709	133,744	888,739	763,045
Total Long-Term	60,698	-	-	60,698	64,548

5 Allowance for Doubtful Accounts

The allowance for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, management considered the following amounts as sufficient to cover probable losses on realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	12.31.2003			9.30.2004
Consumers and resellers
Consumers	15,356	12,186	1,892	29,434
Sales	788	(695)	-	93
Municipal government debt installment plan	4,399	-	-	4,399
Proceeds from distribution	31,027	27,322	(7,324)	51,025

	51,570	38,813	(5,432)	84,951

(*)	Net of reversals

6 Services Provided to Third Parties, Net

	Falling	Overdue	Overdue
	due	up to 90 days	over 90 days		Consolidated

				9.30.2004	6.30.2004
Telecommunication services	189	278	96	563	354
Services provided to third parties	235	200	1,928	2,363	3,413
Allowance for doubtful accounts	-	-	(177)	(177)	(180)

	424	478	1,847	2,749	3,587

7 Dividends Receivable

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Dividends receivable
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	723	723
Companhia Paranaense de Gás - Compagas	-	-	-	1,064
COPEL Geração S.A.	106,872	106,872	-	-
COPEL Transmissão S.A.	59,784	59,784	-	-
COPEL Telecomunicações S.A.	916	916	-	-
COPEL Participações S.A.	22,272	22,272	-	-

	189,844	189,844	787	1,851

Dividends receivable from wholly-owned subsidiaries were calculated at 50 percent of net income, as interest on own capital.

8 CRC Repass to Paraná State Government

Under an agreement signed on August 4, 1994 and the addendum of December 1995, the remaining balance of the Results for Offset (CRC) account was negotiated with the State Government of Paraná to be reimbursed in 240 monthly installments, adjusted based on the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65%. On October 1, 1997, the balance was renegotiated for payment in the following 330 months, under the price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original monetary adjustment and interest clauses being maintained.

Of the balance of R$ 169,283 in current assets, R$ 144,790 refers to installments due from February 2003 to September 2004, restated to the date of the preparation of the financial statements.

On March 19, 2003, the State Government of Paraná filed with the Ministry of Finance a request to federalize the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

The Company is currently negotiating the overdue installments.

9 Taxes and Social Contributions

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Current assets
Income tax and social contribution paid in advance and for offset	2,150	2,701	-	21,036
Deferred income tax and social contribution (a)	-	-	9,262	9,249
COFINS and PASEP for offset (b)	6	-	-	-
ICMS recoverable (c)	-	-	62,554	68,732
Other taxes for offset	-	-	1	-
	2,156	2,701	71,817	99,017
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit – Plan III	-	-	117,535	118,981
Pension and health care plans - CVM Del. 371	-	-	58,223	59,067
Temporary additions	132,232	132,232	185,168	178,876
Income tax and social contribution losses	5,654	4,494	145,099	159,149
Income tax and social contribution paid in advance and for offset	6,509	6,509	6,509	6,509
ICMS recoverable (c)	-	-	107,146	100,028
ICMS injunction for judicial deposit	-	-	4,822	-
	144,395	143,235	624,502	622,610
Current liabilities
Income tax and social contribution payable	-	-	27,089	-
IRPJ/CSLL on CVA deferral (a)	-	-	62,451	60,886
Withholding income tax	2	9	760	761
ICMS recoverable	-	-	131,020	112,534
COFINS and PASEP payable	-	119	29,065	28,159
INSS (REFIS), net of payments (*) (d)	104,554	107,905	68,097	71,447
Other taxes	252	264	1,369	1,173
	104,808	108,297	319,851	274,960
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	55,903	68,961
ICMS injunction for judicial deposit	-	-	4,822	-
	-	-	60,725	68,961

(*)	in Consolidated

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15 percent, plus a surtax of 10 percent, and deferred social contribution recorded at the rate of 9 percent.

The provision for the pension plan deficit is being realized in conformity with the amortization plan of the respective debt and the provision for health care plan as payments of post-employment benefits are made. The other provisions are being realized based on court decisions and the realization of regulatory assets.

Under current tax legislation, the income tax and social contribution loss carry forwards can be offset against annual taxable income up to the limit of 30 percent of this taxable income, and are not subject to any prescription period.

In compliance with CVM Instruction 371, of June 27, 2002, the table below shows the expected generation of taxable income in an amount sufficient to offset the tax credits recorded based on studies submitted for the appreciation of and approval by management:

			Consolidated
	Estimated portion	Effective portion	Estimated amount
	of realization	of realization	of realization

2003	25,053	25,053	-
2004	-	-	11,946
2005	-	-	19,092
2006	-	-	22,031
2007	-	-	25,197
2008	-	-	28,900
After 2008	-	-	342,596

	25,053	25,053	449,762

These projections of future results will be reviewed by management at the end of 2004.

b) COFINS and PASEP recoverable

PIS/PASEP and COFINS credits established by Laws 10637, of December 30, 2002, and 10833, of December 29, 2003, respectively, will be recognized after an official position from ANEEL.

c) ICMS recoverable

The State Government of Paraná approved in favor of COPEL Distribuição the right to record the previously unused Value Added Tax on Sales and Services (ICMS) credits, originally amounting to R$ 167,485, on the purchases of COPEL permanent assets, which are being offset against ICMS payable within a period of 48 months, consecutive or not, adjusted by the Escalator and Conversion Factor (FCA).

d) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS) created by Law 9.964 of 2000, a total debt of R$ 89,766, for payables to the National Institute of Social Security (INSS), and settled R$ 45,766 referring to interest, using credits deriving from income tax and social contribution loss carry forwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003 the Company set up a provision that, restated up to September 30, 2004, results in an amount of R$ 66,831 (R$ 45,766 of interest and R$ 21,065 of monetary restatement).

The Company renegotiated its position in REFIS for payment of the debt in 60 monthly installments but this request has not yet been approved by the authorities and therefore all the debt was recorded in current liabilities. Up to September 30, 2004, COPEL had settled 54 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP).

By the end of the installment payment period, that is 60 months, the Company should settle its entire REFIS debt, which includes the current provision of R$ 66,831.

10 Portion A Offsetting Account

Interministerial Ordinance 25, of 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting Portion A Amounts Variation (CVA), with the intention of recording the variations in costs in the period between the annual tariff adjustments, beginning in 2001, related to the items prescribed in the electric energy distribution concession contracts.

				Consolidated
	Principal	Amortization	Net	Net

			9.30.2004	6.30.2004
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	(8,337)	58,353	66,690
Transportation of energy purchased (Itaipu)	940	(117)	823	940
Charges on use of transmission system (basic grid)	32,333	(4,041)	28,292	32,333
Regulatory charges (CDE)	24,372	(3,045)	21,327	24,372
Charges on use of system services – ESS	17,558	(2,196)	15,362	17,558
Monetary restatement – SELIC	55,289	(10,312)	44,977	51,403
	197,182	(28,048)	169,134	193,296
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	7,730	(1,983)	5,747	7,730
Transportation of energy purchased (Itaipu)	4,094	(1,206)	2,888	4,094
Charges on use of transmission system (basic grid)	72,251	-	72,251	72,251
Regulatory charges (CDE)	13,745	(3,801)	9,944	13,745
Charges on use of system services – ESS	26,549	(7,341)	19,208	26,549
Regulatory charges (CCC)	16,670	(4,464)	12,206	16,670
Monetary restatement – SELIC	14,256	(1,536)	12,720	10,989
	155,295	(20,331)	134,964	152,028
CVA recoverable, 2005 tariff adjustment
Electricity purchased for resale (Itaipu)	6,232	-	6,232	4,602
Transportation of energy purchased (Itaipu)	1,377	-	1,377	576
Charges on use of transmission system (basic grid)	28,612	-	28,612	10,996
Regulatory charges (CDE)	1,913	-	1,913	1,913
Charges on use of system services – ESS	2,720	-	2,720	2,632
Regulatory charges (CCC)	1,546	-	1,546	1,974
Monetary restatement – SELIC	1,603	-	1,603	196
	44,003	-	44,003	22,889

			348,101	368,213

Total Current			183,681	171,832
Total Long-term			164,420	196,381

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the Portion A Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA relating to 2003/2004, the offset of which was postponed by Ordinance 116, of April 4, 2003, aggregated to the CVA balance determined in the subsequent twelve months pursuant to Ordinance 25, of January 24, 2002, must be offset in the electric energy supply tariffs of concessionaires in the 24 months subsequent to the annual tariff adjustments that occur in the period April 8, 2004 to April 7, 2005.

Accordingly, in conformity with the Technical Note 146/2004 – ANEEL, of June 21, 2004, in June 2004, the tariff adjustment recognized 50% of the balance of the Portion A Offsetting Account relating to 2002/2003 and part of the balance relating to 2003/2004, in the amount of R$ 75,184, of the total amount of R$ 152,629.

The remaining balances of the two periods will be considered in the 2005 adjustment.

Ordinance 116 also established that for electric energy supply tariff adjustment calculation purposes, the CVA Account must also record variations in the quota for the Energy Development Account (CDE).

11 Other Receivables

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Current assets
Employees	-	-	12,613	13,134
Advance to suppliers	1	-	1,005	1,130
Insurance companies	-	-	471	395
Salaries of loaned employees recoverable	-	-	1,479	1,450
Advances for judicial deposits	-	-	1,737	426
Installments of Onda invoices	4,678	4,406	4,678	4,406
Guarantee deposits	-	-	7,468	8,292
Sale of assets and rights	-	-	566	637
Purchase of fuel for account of CCC	-	-	5,663	2,737
Decommissioning in progress	-	-	1,159	1,325
Sales in progress	-	-	-	55
Prepayments	-	-	3,756	921
Advance for acquisition of shares of Centrais Elet. Rio Jordão	-	-	-	7,386
RGR – differences of 2002 for offset	-	-	2,883	3,844
Other receivables	6	18	2,798	1,406
Allowance for doubtful accounts	-	-	(1,740)	(1,740)
	4,685	4,424	44,536	45,804
Long-term receivables
Installments of Onda invoices	-	320	-	320
Guarantee deposits	-	-	-	25,000
Collateral of STN agreement (Note 15.3)	-	-	25,682	27,865
IUEE - Municipalities (Note 22)	-	-	7,374	7,374
Compulsory loans	-	-	7,343	7,193
Assets and rights for sale	-	-	1,858	1,858
Prepayments	-	-	3,942	4,000
Other receivables	-	-	243	244
	-	320	46,442	73,854

12 Related Companies

The Company records, at net amounts, the receivables from the following associated companies and subsidiaries:

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Consolidated:
COPEL Geração S.A.
Transferred financing (a)	446,326	473,573	-	-
Transfer of Plan III – post-employment benefit (Note 19)	(16,028)	(16,028)	-	-
Current accounts	(327,261)	(171,037)	-	-
	103,037	286,508	-	-
COPEL Transmissão S.A.
Transferred financing (a)	35,555	38,203	-	-
Transfer Plan III – post-employment benefit (Note 19)	(14,571)	(14,571)	-	-
Current accounts	(48,908)	(48,911)	-	-
	(27,924)	(25,279)	-	-
COPEL Distribuição S.A.
Transferred financing (a)	134,685	144,707	-	-
Transferred Debentures (a)	584,482	558,800	-	-
Transfer of Plan III – post-employment benefit (Note 19)	(39,343)	(39,343)	-	-
Current accounts	185,155	135,295	-	-
	864,979	799,459	-	-
COPEL Telecomunicações S.A.
Transfer of Plan III – post-employment benefit (Note 19)	(2,841)	(2,841)	-	-
Current accounts	37,325	37,177	-	-
	34,484	34,336	-	-
COPEL Participações S.A.
Transfer of Plan III – post-employment benefit (Note 19)	(73)	(73)	-	-
Current accounts	136,167	90,671	-	-
	136,094	90,598	-	-
Total consolidated	1,110,670	1,185,622	-	-
Unconsolidated:
Loan agreements
Companhia Paranaense de Gás - Compagas	4,446	5,094	4,446	5,094
Foz do Chopim Energética Ltda.	32,917	32,327	32,917	32,327
Elejor - Cent. Elet. do Rio Jordão S.A.	-	-	148,150	97,141
Total consolidated	37,363	37,421	185,513	134,562

	1,148,033	1,223,043	185,513	134,562

a) Financing and debentures transferred

The Company repassed loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the contracts where transfer to the respective subsidiaries has not yet been formalized are recorded in the Parent Company’s books.

For disclosure purposes, the balances of these loans and financing repassed are separately disclosed as amounts receivable from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 616,566, at September 30, 2004 (Note 15).

The amount of R$ 584,482, was also repassed to COPEL Distribuição, to which the same criterion for recording mentioned in the previous paragraph was applied (Note 16).

13 Investments

Investments comprise the following:

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Wholly-owned subsidiaries (Note 39)
COPEL Geração S.A.	2,428,692	2,406,401	-	-
COPEL Transmissão S.A.	857,153	820,530	-	-
COPEL Distribuição S.A.	1,297,942	1,240,435	-	-
COPEL Telecomunicações S.A.	110,142	110,244	-	-
COPEL Participações S.A.	382,349	371,337	-	-
	5,076,278	4,948,947	-	-
Associated companies and subsidiary (a)	-	-	461,576	446,891
Other investments
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR	9,970	9,970	9,870	9,870
Provision for losses on incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	8,705	8,731
Other investments	2,222	2,222	3,890	3,888
	4,338	4,338	14,611	14,635

	5,080,616	4,953,285	476,187	461,526

a) Associated companies and subsidiary

		Net equity	Holding		Consolidated
		of investee	Copel		Investment

	9.30.2004	6.30.2004	(%)	9.30.2004	6.30.2004
Associated companies
Sercomtel S.A. - Telecomunicações	237,428	237,428	45.00	105,984	106,842
Goodwill				15,309	16,366
Total Sercomtel S.A. - Telecomunicações				121,293	123,208
Sercomtel Celular S.A.	40,166	40,166	45.00	18,453	18,490
Goodwill				2,108	2,253
Total Sercomtel Celular S.A.				20,561	20,743
Dominó Holdings S.A. (*)	498,632	498,632	15.00	76,985	74,795
Escoelectric Ltda. (*)	1,846	1,846	40.00	329	739
Copel Amec S/C Ltda. (*)	630	630	48.00	304	302
Dona Francisca Energética S.A.	(18,854)	(18,854)	23.03	-	-
Carbocampel S.A. (*)	582	582	49.00	282	285
Braspower International Engineering S/C Ltda.(*)	(732)	(732)	49.00	-	-
Advance for future capital increase				247	247
Centrais Eólicas do Paraná Ltda. (*)	4,489	4,489	30.00	1,428	1,347
Foz do Chopim Energética Ltda. (*)	43,639	43,639	35.77	17,187	15,610
UEG Araucária Ltda.	(85,610)	(85,610)	20.00	-	-
Advance for capital increase				141,899	141,899
Elejor - Centrais Elétricas do Rio
Jordão S.A. (**)	118,822	118,822	20.07	35,414	28,028
Onda Provedor de Serviços S.A. (*)	(792)	(792)	24.50	-	-
				415,929	407,203
Subsidiary
Companhia Paranaense de Gás - Compagas	77,820	77,820	51.00	45,647	39,688
				45,647	39,688

				461,576	446,891

(*)	Not reviewed
(**)	Preoperational stage

Investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill of R$ 15,309 and R$ 2,108, respectively, being amortized at the annual rate of 10%, which effect in the result of the 3rd quarter of 2004 and 2003 was R$ 3,606 (R$ 3,171 and R$ 435). The payment of goodwill on the investments of Sercomtel S.A. - Telecomunicações and Sercomtel Celular S.A. was based on the expected future profitability and the amortization over 10 years, at the annual rate of 10%, resulted from the evaluation of the return of the investments based on discounted cash flows.

On December 18, 2003, the Company signed a contract with Triunfo Participações e Investimentos S.A. under which Triunfo commits to sell 30 percent of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company will hold 70 percent of the shareholding control of this venture. This transaction was approved by ANEEL, in conformity with Resolution 302 of July 27, 2004, published in the Official Daily Government Newspaper of July 28, 2004, and by the Administrative Council for Economic Defense (CADE) in the 33rd Ordinary Meeting held on September 15, 2004.

In November 2003, the Company signed with Enercan a commitment for the sale of its shareholding in the company (16.73%). This transaction was submitted for the appreciation of ANEEL and approved by Resolution 53 of February 17, 2004.

14 Property, Plant and Equipment

	Restated	Accumulated		Consolidated
	cost	depreciation	Net	Net

			9.30.2004	6.30.2004
In use
Generation	4,203,062	(1,359,307)	2,843,755	2,860,437
Transmission	1,281,676	(397,544)	884,132	888,019
Distribution	2,982,722	(1,420,863)	1,561,859	1,556,684
Telecommunications	260,286	(100,460)	159,826	157,012
Holdings	406	(198)	208	220
	8,728,152	(3,278,372)	5,449,780	5,462,372
Construction in progress
Generation	173,021	-	173,021	178,186
Transmission	81,575	-	81,575	72,788
Distribution	189,602	-	189,602	196,261
Telecommunications	15,742	-	15,742	12,706
	459,940	-	459,940	459,941
	9,188,092	(3,278,372)	5,909,720	5,922,313
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(699,808)	(688,869)
			(706,948)	(696,009)

			5,202,772	5,226,304

Under Articles 63 and 64 of Decree 41.019 of 1957, the assets and installations used in generation, transmission, distribution, and sale activities are restricted to these services and cannot be withdrawn, sold, assigned, or given in mortgage guarantee without prior express authorization of the Regulatory Agency. ANEEL Resolution 20/1999 regulated the disassociation of assets of the concessions of Public Electric Energy Services, granting prior authorization to disassociate assets not of use to the concession, when intended for sale, determining that the sales proceeds are deposited in a restricted bank account for investment in the concession.

The main depreciation rates, as set forth in ANEEL Resolution 44/1999 and Ministry of Communications Ordinance 96 of 1995, are as follows:

%

Generation
General equipment	10.0
Generators	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
Conductor and system structure and transformer	2.5
General equipment	10.0
Re-connectors	4.3
Distribution
Conductor and system structure and transformer	5.0
Capacitors and distribution switch	6.7
Voltage regulator	4.8
Central administration
Machinery and office equipment	10.0
Furniture and fixtures	10.0
Telecommunications
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

a) Special liabilities

There are obligations linked to public electric energy services concessions and represent funds provided by the Federal Government and consumers, as well as the donations for which there are no obligations for return to the donors and the subsidies for investments in distribution activities. The maturities of these special liabilities are those established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution 223 of April 29, 2003, the general conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10.438, of 2002, and defines the responsibilities of the concessionaires and authorized public electricity distribution services. At September 30, 2004, R$ 827 of the R$ 4,083 recorded for refund to consumers, had not yet been distributed.

c) Physical inventory of property, plant and equipment

The Company realizes periodic physical inventories of all its assets, distributed within its concession area.

15 Loans and Financing

As mentioned in Note 12, the loans and financing of the Company refer to obligations with financial institutions passed on to wholly-owned subsidiaries, the transfers of which are being formalized. The balance comprises:

		Current	Long-term		Company
	Principal	charges	Principal	Total	Total

				9.30.2004	6.30.2004
Foreign currency
Eurobonds (1)	428,790	17,536	-	446,326	473,573
National Treasury Department (3)	13,472	3,643	153,125	170,240	182,910

	442,262	21,179	153,125	616,566	656,483

Consolidated loans comprise:

		Current	Long-term		Consolidated
	Principal	Charges	Principal	Total	Total

				9.30.2004	6.30.2004
Foreign currency
Eurobonds (1)	428,790	17,536	-	446,326	473,573
BID (2)	27,415	1,752	150,786	179,953	213,158
National Treasury Department (3)	13,472	3,643	153,125	170,240	182,910
Banco do Brasil S.A. (4)	6,603	147	25,726	32,476	39,666
Eletrobrás (5)	5	4	81	90	95
	476,285	23,082	329,718	829,085	909,402
Local currency
Eletrobrás (5)	38,477	14	348,852	387,343	392,929
BNDES (6)	5,306	31	1,327	6,664	7,926
Banestado (7)	115	1	85	201	541
Banco do Brasil S.A. (4)	80	5	1,114	1,199	1,188
	43,978	51	351,378	395,407	402,584

	520,263	23,133	681,096	1,224,492	1,311,986

1. Eurobonds – Issue of Eurobond Notes on May 2, 1997 maturing on May 2, 2005, equivalent to US$ 150,000, bearing interest of 9.75% p.a. and payable semi-annually as from November 2, 1997. The contract contains the following restrictive clause:

  The EBITDA/financial expenses ratio (consolidated) must be, at least, 2.5; and the total debt/EBITDA ratio should not exceed 3.25 (consolidated).

  2. BID – Loan for the Segredo hydroelectric power plant and Rio Jordão deviation project, released as from January 15, 1991, totaling US$ 135,000. The principal, the first installment of which was paid on January 15, 1997, and interest are due semi-annually up to 2011. Interest is based on the BID fund raising rate, which in the third quarter 2004 was 4.66% per annum (p.a.). The loan is secured by mortgages and liens, as well as co-guarantee by the Federal Government and there are the following restrictive clauses which are being complied with by the Company:

  Take appropriate measures to obtain tariffs which can cover all operating costs;

  The Company is prohibited to buy its own shares and distribute any part of its capital without BID prior authorization;

  During project execution, the Company cannot raise other long-term funds if the general liquidity ratio is lower than 1.5, without prior authorization of the financing institution;

  Liquidity ratio of 1.2, i.e. the relationship between current assets and the total short-term commercial and bank financing, excluding long-term debts and dividends to be reinvested;

  Long-term debt to net equity ratio should not exceed 0.9

3. National Treasury Department - The rescheduling of medium and long-term debt, signed on May 20, 1998, comprising financing granted under Law 4131/62, is shown below:

	Maturity	Final	Grace
Bond type	(years)	Maturity	(years)		Consolidated

				9.30.2004	6.30.2004
Par Bond (a)	30	4.15.2024	30	46,318	49,592
Capitalization Bond (b)	20	4.15.2014	10	39,754	42,356
Debt Conversion Bond (c)	18	4.15.2012	10	34,675	37,468
Discount Bond (d)	30	4.15.2024	30	31,757	34,321
El Bond - Interest bonds (e)	12	4.15.2006	3	6,221	6,724
New Money Bonds (f)	15	4.15.2009	7	5,716	6,176
FLIRB (g)	15	4.15.2009	9	5,799	6,273

				170,240	182,910

The annual interest rates and repayments are as follows:

a)	Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the contract end.
b)	Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments, starting April 2004.
c)	Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2004.
d)	Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.
e)	El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments, starting April 1997.
f)	New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2001.
g)

FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this contract, the Company assigned and transferred to the Federal Government, conditioned to any nonpayment of a financing installment, the credits that were made to its centralized own revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10.604 and R$ 15.078 (R$ 11.499 and R$ 16.366, at 6/30/2004), respectively, recorded in Other receivables – long-term (Note 11).

4. Banco do Brasil S.A. - Contracts for resources in Japanese yen, for the gas-isolated substation – Salto Caxias, repayable in 20 semi-annual installments, starting March 7, 2000, bearing interest of 2.8% p.a. The debt is guaranteed by own revenues.

The Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, payable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and an annual interest rate of 5.098% p.a.

5. Eletrobrás - Loans originating from resources of the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) to expand the generation, transmission and distribution systems. Repayment started on June 30, 1996 and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and repayments of principal are in monthly installments, adjusted by the Eletrobrás Financing Rate (FINEL) and the Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using BIRD funds, bears interest at 4.24% p.a. paid semi-annually, and is collateralized by the Federal Government. All contracts with Eletrobrás have the following restrictive clauses, which are being complied with by the Company:

  Commitment, up to the end of the settlement of all the debt arising from the contract, of not assuming new commitments that exceed 5% of its property, plant and equipment and/or that elevate its indebtedness to levels exceeding 66% of its property, plant and equipment;

  Commitment to attend to the notification of Eletrobrás within 24 hours to review the guarantees, in case of privatization of the debtor, under penalty of anticipated debt maturity.

6. BNDES – Loan to finance the construction of the River Jordan deviation, repayable in 99 monthly installments starting October 15, 1997. Remuneration is based on the long-term interest rate (TJLP) (limited to 60 percent thereof) plus a 6% p.a. spread and is collateralized by COPEL revenues.

7. Banco Banestado S.A. – Urban Development Fund contracts signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price system, with a grace period of 12 months, and monthly adjustments based on the Referential Rate (TR) and interest of 8.5% p.a.

The contract signed on December 2, 1996 was concluded in September 2004.

a) Breakdown of loans and financing by type of currency and index rate:

Currency (equivalent in R$) / Index			Consolidated

	9.30.2004%		6.30.2004%
Foreign currency
U.S. dollar	616,656	50.36	656,578	50.05
Yen	32,476	2.65	39,666	3.02
BID – currency basket	179,953	14.70	213,158	16.25
	829,085	67.71	909,402	69.32
Local currency
TR – Brazilian Reference Interest Rate	201	0.02	541	0.04
URBNDES and TJLP- Long-term Interest Rates	6,739	0.55	8,004	0.61
IGP-M – General Market Price Index	1,124	0.09	1,110	0.08
UFIR – Fiscal Reference Unit	73,363	5.99	10,626	0.81
FINEL – Eletrobrás Financing Rate	313,980	25.64	382,303	29.14
	395,407	32.29	402,584	30.68

	1,224,492	100.00	1,311,986	100.00

b) Variations in the main foreign currencies and index rates used in the loans and financing:

Currency/index			Change (%)

	3rd quarter of 2004	3rd quarter of 2003	2003 year
U.S. dollar	(1.06)	(17.26)	(18.23)
Yen	(3.76)	(11.90)	(9.30)
BID – currency basket	(1.40)	3.63	7.35
TR	1.29	3.88	4.57
URBNDES	2.60	4.02	5.26
IGP-M	10.25	7.11	8.71
FINEL	1.98	1.40	1.70

c) Maturity of long-term installments:

	Foreign	Local
	currency	currency		Consolidated

			9.30.2004	6.30.2004
2005	6,741	10,823	17,564	47,462
2006	45,791	37,788	83,579	87,495
2007	44,250	36,616	80,866	84,480
2008	44,250	35,429	79,679	83,293
2009	43,112	31,780	74,892	78,427
2010	35,541	30,563	66,104	68,907
2011	21,831	30,563	52,394	53,964
2012	5,981	30,563	36,544	36,692
2013	3,837	30,563	34,400	34,362
2014	3,837	30,563	34,400	34,362
After 2014	74,547	46,127	120,674	126,577

	329,718	351,378	681,096	736,021

To comply with the 2005 Investments Program and Debt Service, the Company is conducting studies and evaluations in order to raise funds by May 2005 as well as to use own generated funds.

d) Change in loans and financing:

	Foreign currency		Local currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449
Inflows	-	-	-	-	-
Charges capitalized	-	-	-	44	44
Charges	68,078	-	37,170	-	105,248
Monetary and exchange variations	(11,322)	(168,127)	1,708	6,776	(170,965)
Transfers	47,985	(47,985)	46,687	(46,687)	-
Amortizations	(112,568)	-	(112,217)	-	(224,785)
At December 31, 2003	62,730	811,316	45,769	375,176	1,294,991
Inflows	-	-	-	1,728	1,728
Charges capitalized	-	-	-	-	-
Charges	47,633	-	25,440	-	73,073
Monetary and exchange variations	(42,660)	30,296	467	7,114	(4,783)
Transfers	511,894	(511,894)	32,640	(32,640)	-
Amortizations	(80,230)	-	(60,287)	-	(140,517)
At September 30, 2004	499,367	329,718	44,029	351,378	1,224,492

16 Debentures

The issue of simple debentures was completed on May 9, 2002 with full subscription in the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), effective for five years, maturing on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series has a rescheduling clause to be applied in March 2005.

These book-entry debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and not convertible into shares. The funds were used to settle the Euro-Commercial Paper and for application in the 2002-2004 investment program of wholly-owned subsidiaries.

Remuneration of the 1st and 2nd series is equivalent to the Interbank Deposits (DI) rate (calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (Cetip)), expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This remuneration will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series will be remunerated as from the issue date, March 1, 2002, based on the IGP-M indice, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March and adjusted based on IGP-M, in a single installment, together with the principal.

At September 30, 2004, the composition of debentures was as follows:

	Current	Long-term		Company and
	Principal / Charges	Principal		Consolidated

			9.30.2004	6.30.2004
Local currency
Debentures	135,877	448,605	584,482	558,800

	135,877	448,605	584,482	558,800

The balance of R$ 584,482 was transferred to COPEL Distribuiç–o (R$ 558,800, at 6/30/2004) in the same way as the loans and financing (Notes 12 and 39).

17 Suppliers

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Charges for use of electricity grid
Connection	-	-	251	235
Basic grid	-	-	38,044	34,426
Energy transportation	-	-	2,623	2,448
	-	-	40,918	37,109
Electricity suppliers
ANDE (Paraguay)	-	-	4,686	4,617
Eletrobrás (Itaipu)	-	-	67,549	73,319
Concessionaires - MAE (Note 36)	-	-	2,176	35,400
CIEN	-	-	95,374	95,537
CIEN - Long-term	-	-	247,523	255,286
Itiquira Energética S.A.	-	-	5,704	5,704
Dona Francisca Energética S/A	-	-	19,663	7,598
Other concessionaires	-	-	44,277	36,191
	-	-	486,952	513,652
Materials and services
Compagas (Note 29)	-	-	390,526	310,730
Other suppliers	381	455	42,221	40,572
Other suppliers - Long-term	-	-	889	890
	381	455	433,636	352,192

	381	455	961,506	902,953

Total current	381	455	713,094	646,777
Total long-term	-	-	248,412	256,176

Company management is renegotiating contracts, conducting studies, surveys, analyses and audits to improve the currently effective contractual conditions. Accordingly, on February 25, 2003, the Board of Directors authorized suspension of payments on the following contracts:

a) Tradener Ltda. – Intermediation contract with COPEL Distribuiç–o and COPEL Geraç–o, related to the sale of electric energy surplus, signed in 1998 and effective for 10 years.

There are legal actions in progress discussing the validity of the contract, as well as the withdrawal of the Company from the partnership. A civil action filed by the Public Prosecution Office challenges the legality of the service agreement between Tradener and COPEL.

Since January 2003, the Company has suspended the payment of commissions and awaits court decisions because it understands that there is no intermediation in any of the energy purchase and sale contracts, and also because the issue is being analyzed as the payment of intermediation commissions on contracts between public energy services concessions is not permitted.

b) UEG Araucária Ltda. – Contract with COPEL for the purchase of assured power, at the nominal value of 484.7 MW, signed on May 31, 2000 and effective for 20 years, as from startup.

Under the contract for the purchase and sale of the assured power, and the operation and maintenance of a natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial assured power of the plant of 484.7 MW would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 are advances for future capital increase. Starting January 2003, payments were suspended by the new management because the validity of this contract is being discussed.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining arbitration regarding the supposed nonperformance of the contract. On April 22, 2003, UEG Araucária sent COPEL a notification rescinding the contract.

On June 22, 2003, COPEL filed in the Paraná State courts a declaratory action for the annulment of the arbitration clause and obtained an injunction suspending the arbitration proceeding, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL. Based on this definition and on the contract termination notification sent by UEG Araucária, COPEL is no longer liable for the unsettled monthly payments, whether prior or subsequent to the rescission date.

Also, the opinion mentions that the payment of the value of the plant claimed in the arbitration request cannot be considered due before there is a final decision on the litigation by the Brazilian courts.

Management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, opted to reverse on June 30, 2003 the provisions set up for monthly billings of the UEG Araucária contract.

On August 14, 2003, the Company filed another legal process against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Court of Curitiba, and currently in the inspection stage. The Company intends, in this way, to constitute evidence in its favor that it is technically impossible to operate the plant in a continuous, safe and permanent manner. A judicial inspection is being made by an expert appointed by the court based on prerequisites presented by the Company and UEG Araucária, who will issue a technical report containing the conclusions. The Company and UEG Araucária will count on their technical assistants to accompany the inspection who will, like the expert, issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, in Paris, was held on February 22, 2004 but it was adjourned to April 15, 2004. On that occasion, COPEL specifically reaffirmed its position that it does not accept arbitration and affirmed that there is a judicial decision in Brazil suspending the validity of the arbitration clause that would be giving support to the Paris proceedings. In July 2004, there was a hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. The Arbitration Court decision about its authority to decide the matters filed with it is awaited. This decision will not affect or change the Brazilian judiciary decisions related to this matter.

c) Companhia de Interconex–o Energética – CIEN – On December 13, 1999, COPEL and CIEN agreed a firm energy purchase commitment via two contracts of 400 MW, totaling 800 MW of firm power and of associated energy, to be made available by CIEN at the 525 kV circuit of Substation Itá (Santa Catarina).

In order to resolve the pending issues, on August 18, 2003, COPEL and CIEN renegotiated and signed the Memorandum of Understanding in which the parties determined the guidelines for the addenda to contracts 001/99 and 002/99.

These addenda include the following amendments to the original contracts which merit emphasis: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of the contract period to 13 years from 20 years, with an option in 2005 to reduce contract termination to 2009, where this option would be free of charge for COPEL and burdensome for CIEN; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003, through Circular Letter 299.

d) Itiquira Energética S.A. – Contract signed in 1999 by COPEL Distribuiç–o, with the intermediation of Tradener Ltda., related to the sale through Tradener of assured power owned by Itiquira and not sold in the context of MAE, effective for 10 years.

In July 2003, the Company signed an addendum to this contract – already approved by ANEEL – changing substantially the initial contractual conditions. The amount agreed was reduced, Tradener was excluded as the consenting party, and the arbitration clause was also excluded and collateral changed.

e) Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy for a 20-year period starting on the date of the first supply (2002).

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase contract signed by the Company with UEG was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase contract (which would be necessary as the fuel of the power plant that is currently idle and with no perspective as to when and if it will operate).

The amount recorded in this account refers to the provision for the natural gas volume guaranteed in the contract signed by the parties even if there is no consumption (take or pay basis). The contract also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. Therefore, effective recovery depends on the outcome of the discussions of the Company with the other shareholders of UEG Araucária, as mentioned in item “b” of this Note.

18 Payroll and Labor Provisions

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Payroll
Payroll, net	-	-	306	328
Taxes and social contributions	57	56	9,964	9,947
	57	56	10,270	10,275
Labor accruals
Vacation pay and 13th month salary	-	-	52,099	43,476
Social charges on vacation pay and 13th month salary	-	-	19,132	15,546
	-	-	71,231	59,022

	57	56	81,501	69,297

19 Post-Employment Benefits

The Company’s subsidiaries sponsor Fundaç–o Copel which administers supplementary retirement and pension plans (Pension Plan) and medical and dental assistance plans (Health Care Plan) offered to current and former employees and their dependants. Both the sponsors and the beneficiaries make contributions to the plans based on actuarial calculations prepared by independent actuaries according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations for future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to them, being financed in 210 monthly installments, indexed to the INPC and with annual interest of 6% p.a., beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundaç–o Copel to block the bank current accounts held by them and, furthermore, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices set forth by CVM Deliberation 371, of 2000, to record the costs of the pension and health care plans, as well as the charges on the debt assumed with Plan III (Note 27). The recording of the change in plan was carried out in 2001, directly in shareholders’ equity.

	Pension	Health	Consolidated
	plan	care plan	Total

			2004
Cost of current service	3,938	6,119	10,057
Estimated interest cost	216,992	34,041	251,033
Expected return on plan assets	(180,700)	(2,340)	(183,040)
Estimated employee contributions	(404)	-	(404)
Gains and losses amortization	-	2,876	2,876

Total estimated	39,826	40,696	80,522

20 Regulatory Charges

		Consolidated

	9.30.2004	6.30.2004
Current liabilities
Global Reversal Reserve (RGR)	4,686	4,686
RGR - 2002 differences	2,070	2,760
Financial compensation - water resources	9,035	10,008
Fuel Consumption Account (CCC)	19,465	16,512
Energy Development Account (CDE)	7,029	8,110
Inspection fee – ANEEL	795	795
Taxes - FUST and FUNTEL	22	13
Emergency capacity charges	34,627	29,722
	77,729	72,606
Long-term liabilities
RGR - 2003 differences	1,588	1,588
	1,588	1,588

21 Other Payables

		Company		Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Public lighting charge collected	-	-	18,040	19,099
Energy presale	-	-	98	103
Low-income consumers	-	-	455	502
Advances from customers - ICMS credit	-	-	52	49
Consumers – other	-	-	939	1,850
Guarantees	-	-	354	240
Compulsory loan – Eletrobrás	9	9	823	831
Insurance company – premium payable	-	-	2,535	-
Other liabilities	3	100	1,123	1,162

	12	109	24,419	23,836

22 Provisions for Contingencies

The Company is a party to various legal processes of a labor, tax, and civil nature filed at different courts and instances. Management, based on the opinion of its legal advisors, makes provisions for contingencies relating to causes where the chances of unfavorable outcomes are probable.

		Judicial deposits (Assets - long-term) Consolidated		Provisions (Liabilities - long-term) Consolidated

	9.30.2004	6.30.2004	9.30.2004	6.30.2004
Labor	36,206	33,143	88,114	88,114
Civil:
Consumers	504	7	15,657	15,788
Land expropriation	6,373	5,714	53,127	53,127
IUEE – municipalities	-	-	7,374	7,374
	6,877	5,721	76,158	76,289
Tax:
COFINS (a)	-	-	197,549	197,550
PASEP	34,891	33,493	35,109	33,711
INSS (b)	47,392	47,392	11,165	11,165
	82,283	80,885	243,823	242,426

Other judicial deposits	6,616	6,230	-	-

	131,982	125,979	408,095	406,829

a) COFINS

On August 18, 1998, the Federal Court of Appeals (TRF), 4th Region issued a decision granting COPEL immunity from the COFINS social contribution on electric energy operations. On August 10, 2000, the Federal Government filed a claim to annul this decision. The Company was subpoenaed on November 21, 2000, which started the discussion as to whether this claim could be filed. On December 14, 2000, the process was sent to the relater with an objection by COPEL based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the decision. Conservatively, management decided to maintain the provision only for the amount of the principal being discussed, without interest.

This provision was not included in REFIS because the Company considers that there are probable chances of a favorable outcome, based on the opinion of various jurists.

b) INSS

The Social Security (INSS) deposits, besides those related to provisioned third-party payments, include other processes involving the Company that are being challenged and supported by appeal deposits.

23 Capital

At September 30, 2004, capital amounted to R$ 3,480,000 and the shares (without nominal value) are held by the main shareholders as follows:

							Thousands of shares
Shareholders	Common			Preferred "A"		Preferred "B"		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	0.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Custody in SE (Brazil)	16,992,431	11.7	122,705	30.3	60,113,727	46.9	77,228,863	28.1
Custody in SE (ADS's)	2,571,606	1.8	-	-	40,017,194	31.2	42,588,800	15.6
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other	424,601	0.3	267,849	66.1	138,649	0.1	831,099	0.3

	145,031,081	100.0	405,270	100.0	128,219,025	100.0	273,655,376	99.9

Each common share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have voting rights, but have priority in the reimbursement of capital and the right to receive annual, non-cumulative, dividends of 10 percent calculated on the capital represented by these class shares.

Class “B” preferred shares do not have voting rights, but have priority in the receipt of minimum dividends, calculated based on 25 percent of net income adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to these shares have priority only over common shares and only paid out of the remaining net income after payment of preferred dividends to class “A” preferred shares.

Under Article 17 and paragraphs of Law 6.404/1976, dividends attributed to preferred shares must be at least 10 percent higher than those attributed to common shares.

24 Gross Sales and Services

		Consolidated

	9.30.2004	9.30.2003
Consumers
Residential	1,224,744	995,744
Industrial	1,088,625	848,726
Commercial	668,971	529,276
Rural	156,169	122,953
Public entities	104,815	83,598
Public lighting	95,086	78,934
Public service	77,017	63,041
	3,415,427	2,722,272
Electric energy sales
Initial contracts	27,283	23,962
Bilateral agreements	273,527	155,505
Short-term	-	1
Sales - MAE (Note 36)	19,859	41,624
	320,669	221,092
Grid availability revenues
Electric grid	51,475	4,028
Basic grid	95,659	70,071
Connection grid	120	105
	147,254	74,204
Telecommunications revenues
Data communications and telecommunications services	29,062	23,422
	29,062	23,422
Other operating revenue
Services rendered	11,642	15,916
Leasings and rents	21,371	21,443
Subsidy - CCC	8,393	7,160
Service charge	5,457	5,271
Other	657	1,207
	47,520	50,997

	3,959,932	3,091,987

25 Deductions from Gross Revenue

		Consolidated

	9.30.2004	9.30.2003
Taxes and contributions on revenue
COFINS	183,016	113,321
PASEP	41,028	26,395
ICMS	840,484	674,198
ISSQN	906	889
	1,065,434	814,803
Consumer charges
RGR quota	49,192	51,572
Emergency capacity charges	111,301	71,880
	160,493	123,452

	1,225,927	938,255

26 Personnel Expenses

		Company		Consolidated

	9.30.2004	9.30.2003	9.30.2004	9.30.2003
Wages and salaries	2,313	1,504	231,427	190,896
Payroll charges	537	386	81,621	69,084
Food and education allowances	-	-	21,840	16,857
Labor and severance indemnities	-	-	1,144	16,591
(-) Transfers to construction in progress	-	-	(25,467)	(22,330)

	2,850	1,890	310,565	271,098

27 Pension and Health Care Plans

Up to the third quarter of 2004 the expenses incurred were:

		Health
	Pension	care		Consolidated

			9.30.2004	9.30.2003
Post-employment period	55,735	32,580	88,315	69,446
Active employees	-	14,242	14,242	8,929

	55,735	46,822	102,557	78,375

28 Material

		Company		Consolidated

	9.30.2004	9.30.2003	9.30.2004	9.30.2003
Material used in the electric system	-	-	11,985	8,980
Fuel and vehicle parts	1	-	12,941	11,766
Canteen material	3	1	2,219	1,785
Information Technology material	-	-	1,903	919
Civil construction material	20	-	1,738	1,032
Security material	-	-	1,030	587
Tools	-	-	880	1,011
Hotel and inn material	-	-	758	637
Vehicles and automotive equipment lubricants	-	-	449	398
Clothes and uniforms	-	-	444	363
Other materials	5	2	3,361	3,283

	29	3	37,708	30,761

29 Raw Material and Inputs Used in Energy Generation

		Consolidated

	9.30.2004	9.30.2003
Purchase of gas - Compagás	175,961	135,507
Fuel for electric energy generation	8,744	7,806
Other inputs	175	878
	184,880	144,191

	184,880	144,191

30 Electric Energy Purchased for Resale

		Consolidated

	9.30.2004	9.30.2003
ANDE (Paraguay)	8,672	8,406
Eletrobrás (Itaipu)	316,869	288,230
CIEN	240,428	208,648
Dona Francisca Energética S.A.	33,137	21,842
Itiquira Energética S.A.	50,886	23,586
MAE	50,393	27,925
Other concessionaires	20,122	17,260

	720,507	595,897

31 Regulatory Charges

		Consolidated

	9.30.2004	9.30.2003
Fuel Consumption Account (CCC)	131,392	101,023
Amortization of CVA deferral	4,828	2,047
Financial compensation - water resources	39,474	34,352
Inspection fee - ANEEL	6,138	4,624
Energy Development Account (CDE)	71,084	6,689
Taxes - FUST and FUNTEL	129	127

	253,045	148,862

32 Other Operating Expenses

		Company		Consolidated

	9.30.2004	9.30.2003	9.30.2004	9.30.2003
Research and development and energy efficiency	-	-	7,842	8,581
Leasings and rents	101	5	10,659	8,989
Insurance	5	12	3,293	14,424
Taxes	724	2	7,168	6,455
Donations, contributions and subsidies	276	-	1,744	395
Provision for contingencies	-	1,040	-	3,634
Allowance (reversal) for doubtful accounts - cons. and resellers (Note 5)	-	-	38,813	18,400
Allowance (reversal) for doubtful accounts - services to third parties	-	-	(822)	100
Advertisements - special campaigns	800	-	12,671	14
Own consumption of electric energy	-	-	3,429	2,697
Indemnities	-	5	1,355	1,901
Expense recoveries	(221)	(17)	(22,341)	(13,826)
REFIS interest provision	-	62,185	-	62,185
General expenses	6	40	3,779	5,322

	1,691	63,272	67,590	119,271

33 Equity in Results of Investees

Equity in the results of subsidiaries and associated companies in the third quarter of 2004 was as follows:

		Company		Consolidated

	9.30.2004	9.30.2003	9.30.2004	9.30.2003
Equity in results of investees
COPEL Geraç–o S.A.	61,119	161,110	-	-
COPEL Transmiss–o S.A.	84,032	74,972	-	-
COPEL Distribuiç–o S.A.	134,791	91,452	-	-
COPEL Telecomunicações S.A.	139	2,734	-	-
COPEL Participações S.A.	28,766	4,175	-	-
Subsidiary and associated companies (a)	-	-	25,269	25,934
	308,847	334,443	25,269	25,934
Dividends	184	61	183	61
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(3,171)	(3,171)
Sercomtel Celular S.A.	-	-	(435)	(435)
	-	-	(3,606)	(3,606)

	309,031	334,504	21,846	22,389

a) Equity in results of investees – Subsidiaries and associated companies

				Consolidated
	Investee net income loss	Holding		Equity in results of investees

	9.30.2004	(%)	9.30.2004	9.30.2003
Sercomtel S.A. - Telecomunicações	(1,426)	45.00	(3,287)	613
Sercomtel Celular S.A.	2,978	45.00	1,340	1,134
Dominó Holdings S.A.	51,973	15.00	7,796	10,269
Escoeletric Ltda.	(1,505)	40.00	(603)	97
Copel Amec S/C Ltda.	(16)	48.00	(8)	21
Dona Francisca Energética S.A.	1,361	23.03	-	513
Carbocampel S.A.	(21)	49.00	(10)	(52)
Braspower S/C Ltda.	(277)	49.00	-	(244)
Centrais Eólicas do Paraná Ltda.	660	30.00	198	136
Foz do Chopim Energética Ltda.	12,167	35.77	4,352	3,162
UEG Araucária Ltda.	(44,322)	20.00	-	(84)
Onda Provedor de Serviços S.A.	(749)	24.50	-	(118)
Companhia Paranaense de Gás - Compagas	30,376	51.00	15,491	10,487

			25,269	25,934

The Directors of the Company authorized subsidiary COPEL Participações to adopt the measures required to sell its holding in Tradener. Therefore, this investment is recorded in the long-term assets and rights for sale account (Note 11).

The Company has been recording the result of the evaluation of investments using the equity method, limited to the amount of its participation in each investment.

At December 31, 2003, the equity in results of investee Sercomtel S.A. – Telecomunicações was calculated based on a preliminary balance sheet. Consequently, the equity in results was understated by R$ 2,645, which was regularized in the first quarter of 2004.

34 Financial Income (Expenses)

		Company		Consolidated

	9.30.2004	9.30.2003	9.30.2004	9.30.2003
Financial income
Income on financial investments	29	6,116	35,078	45,593
Interest and commissions	3,473	4,966	80,785	51,272
Monetary variances	-	(2)	96,031	61,198
Arrears charges on energy bills	-	-	35,487	33,355
( - ) Taxes and social contributions on financial income	(426)	(656)	(11,590)	(9,488)
Monetary restatement - CVA	-	-	30,705	34,484
Interest on taxes recoverable	1,932	2,948	2,274	13,965
Other financial income	113	84	7,661	2,846
	5,121	13,456	276,431	233,225
(-) Financial expenses
Interest on loans and financing	2,878	19,059	133,542	159,996
Monetary and exchange variances	-	-	37,625	(128,859)
Interest on tax installments	2,697	290	2,696	290
Charges on derivative transactions	-	-	44,912	11,585
Contractual fines – tax and others	5,117	3	68,410	2,029
Other financial expenses	2,686	876	26,105	24,769
	13,378	20,228	313,290	69,810

	(8,257)	(6,772)	(36,859)	163,415

35 Tariff Adjustments

a) Annual tariff adjustment

Through Resolution 284 of June 23, 2003, ANEEL approved the electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, and fixed the annual amount of the electric energy services inspection fee and the tariffs for use of the distribution systems.

The tariff increase applies from June 24, 2003 with an average increase of 25.27%.

As disclosed in the Relevant Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and to avoid a possible drop in consumption, reduce default, reward prompt payments by consumers that pay their bills on time, and attract new consumers, especially industrial, the Directors of the Company analyzed, during the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting, on December 9, 2003, the granting of a discount on energy bills in the same amount of the increase authorized by ANEEL to performing consumers, a measure also analyzed at the 159th Extraordinary General Meeting, of October 3, 2003, re-ratified by the 160th Extraordinary General Meeting, of November 13, 2003.

Starting January 2004, the Company decided to reduce the percentage of the discount offered to performing consumers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Public electric energy distribution concession contracts establish that ANEEL will periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar local and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

With the approval of ANEEL Resolution 284/2003, in effect as from June 24, 2003, the Company was authorized to adjust its tariff by 25.27%, on average. This adjustment was applied to all consumers, with discount of exactly the same amount, for bills paid on time.

As from January 1, 2004, the Company decreased the discount to consumers who paid bills on time to an average of 8.2%.

On June 24, 2004, ANEEL published in the Official Daily Government Newspaper the Resolution 146, with the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution 284/2003. This adjustment comprises 9.17%, relating to the rate determined by the process of tariff review, and 5.26%, relating to costs recovery already realized (CVA).

In order to control the levels of default and encourage the consumption of energy in the State of Paraná, the Company decided to continue granting a discount to performing consumers. Accordingly, on the amount of Resolution 146/2004 (which includes the adjustment of 25.27% relating to 2003 and 14.43% relating to 2004), the Company granted an average discount of 12.5%.

Accordingly, the average increase repassed to performing consumers, starting June 24, 2004, was approximately 9%.

Due to the discounts granted on distribution to end consumers, management established the negotiation of discounts with the generator in the same proportion.

In order to make the discounts mentioned above compatible, a monthly discount of 18% was stipulated retroactively to the period from January to September 2004, which will be applied in the bills from September to November 2004.

In September, this discount represented a decrease in the generator billings in the amount of R$ 62,807 recorded as a charge in the electric energy sales account in the statement of operations.

36 Wholesale Energy Market (MAE)

COPEL Distribuiç–o electric energy sales data, considered in the MAE accounting, were not recognized by the Company as effective and definite for 2000, 2001 and first quarter 2002. This data was calculated based on criteria and amounts set forth in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002. The Company contested the decisions at the administrative level and in court.

The Company’s claim is substantially based on the fact that the Dispatch and Resolution were applied retroactively to the date of the operations, especially as regards the partial sale of its quota of energy from Itaipúin the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant discrepancy in spot market energy prices. At September 30, 2004, the estimated amount of the calculation differences is approximately R$ 508,000, not recognized by the Company in current payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Regional Court, intended to suspend the settlement of the amount determined by ANEEL Dispatch 288 and Resolution 395.

Management, based on the opinion of its legal advisors, considers that there are probable chances of a favorable outcome for these legal proceedings.

The accumulated balances related to transactions realized by the Company are as follows:

	COPEL	COPEL
	Geraç–o	Distribuiç–o	Consolidated Total

			9.30.2004	6.30.2004
Current assets (Note 4)
Up to December 2003	98	-	98	98
From April to June 2004	-	-	-	2,163
From July to September 2004	1,329	5,649	6,978	-
	1,427	5,649	7,076	2,261
Current liabilities (Note 17)
From April to June 2004	-	-	-	35,400
From July to September 2004	2,176	-	2,176	-
	2,176	-	2,176	35,400

Changes in spot-market energy amounts (MAE) in the third quarter of 2004 are presented as follows:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	6.30.2004			9.30.2004
Current assets (Note 4)
Up to December 2003	98	-	-	98
From April to June 2004	2,163	(2,163)	-	-
From July to September 2004	-	-	6,978	6,978
	2,261	(2,163)	6,978	7,076
Current liabilities (Note 17)
From April to June 2004	35,400	(34,260)	(1,140)	-
From July to September 2004	-	2,176	2,176
	35,400	(34,260)	1,036	2,176

	(33,139)	32,097	5,942	4,900

On June 24, 2003, after completion of the audit work, MAE issued a communication approving the new schedule for financial settlement of the remaining 50 percent for transactions realized from December 2000 to December 2002. Settlement was on July 3, 2003, and the previously agreed dates for the settlement of transactions realized in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts could be subject to modifications depending on the decision of the ongoing legal processes filed by some companies of the sector and COPEL about the interpretation of the current market regulations. These companies, not included in the rationing area, obtained an injunction that nullifies ANEEL Dispatch 288 of May 16, 2002, the purpose of which was to clarify to companies of the sector the treatment and the form of application of certain MAE accounting procedures included in the General Electricity Sector Agreement.

37 Financial Instruments

Based on a derivatives policy, management carries out currency hedge transactions for protection against the effects of foreign exchange differences on US dollar-denominated liabilities.

At September 30, 2004 the nominal outstanding amount of derivatives was R$ 444,383, where the Company has an asset position corresponding to exchange variances and a liability position in relation to the percentage variation of the Interbank Deposit Certificate (CDI).

The book value of these financial instruments is restated according to contractual rates. The unrealized loss on these transactions which were intended to minimize the exposure to foreign exchange differences, in the amount of R$ 78,636, is recorded in results (R$ 33,724 in 2003 and R$ 44,912 in the third quarter of 2004).

38 Related-Party Transactions

COPEL carried out a variety of transactions with unconsolidated related parties, including the sale of electric energy. Tariffs used were those approved by ANEEL and the amounts billed are not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to the market.

The main balances of related-party transactions in the balance sheet are:

Related party	Nature of the transaction	Consolidated

		9.30.2004	6.30.2004
Current assets
Braspower I. Engineering S/C Ltda.	Loan of employees	865	800
Paraná State Government	Loan of employees	1,157	1,089
Paraná State Government	Results for Offset (CRC) account
	(Note 8)	169,283	140,503
Onda Provedor de Serviços S.A.	Optical fibers leasing bills
	installments	4,678	4,406
Long-term receivables
Cia. Paranaense de Gás - Compagas	Loan agreement	4,446	5,094
Elejor - Centr. Elet.do Rio Jord–o S.A.	Loan agreement	32,917	32,327
Foz do Chopim Energética Ltda.	Loan agreement	148,150	97,141
Paraná State Government	Results for Offset (CRC) account
	(Note 8)	985,858	963,579
Onda Provedor de Serviços S.A.	Optical fibers leasing bills
	installments	-	320
Current liabilities
BNDES	Financing of the construction of the River Jordan deviation
	(Note 15)	5,337	5,296
Centrais Eólicas do Paraná Ltda.	Power purchase	966	613
Cia. Paranaense de Gás - Compagas	Natural gas purchase	390,526	310,730
Dona Francisca Energética S.A.	Power purchase	19,663	7,598
Eletrobrás	Financing (Note 15)	38,500	38,440
Eletrobrás (Itaipu)	Purchase of electricity for resale
	(Note 17)	67,549	73,319
Foz do Chopim Energética Ltda.	Power purchase	38,224	29,529
Tradener Ltda.	Excess power purchase
	agreement	10,495	10,495
Long-term liabilities
BNDES	Financing of the construction of the River Jordan deviation
	(Note 15)	1,327	2,630
Eletrobrás	Financing (Note 15)	348,933	354,584

The main balances of related-party transactions in the statement of operations are:

Related party	Nature of the transaction		Consolidated

		9.30.2004	9.30.2003
Gross sales and/or services
Onda Provedor de Serviços S.A.	Optical fiber leasing	470	1,157
Sercomtel S.A. Telecomunicações	Optical fiber leasing	1,120	1,205
Raw material for the generation of energy
Cia. Paranaense de Gás - Compagas	Natural gas purchase agreement	175,961	135,507
Purchase of electricity for resale
Centrais Eólicas do Paraná Ltda.	Power purchase	665	466
Dona Francisca Energética S.A.	Power purchase	33,137	21,842
Eletrobrás (Itaipu)	Purchase of electricity for resale	316,869	288,230
Foz do Chopim Energética Ltda.	Power purchase	16,060	13,239
Outsourced services
Tradener Ltda.	Excess power purchase
	agreement	-	159
Other operating expenses
Braspower I. Engineering S/C Ltda.	Recovery of loan of employees expenses	(300)	(174)
Cia. Paranaense de Gás - Compagas	Recovery of loan of employees expenses	(380)	(384)
Copel Amec S/C Ltda.	Recovery of loan of employees expenses	(75)	(294)
Paraná State Government	Recovery of loan of employees expenses	(97)	(146)
Financial expenses
BNDES Participações S.A.	Expenses on the financing of the construction of the River Jordan deviation	972	1,650
Cia. Paranaense de Gás - Compagas	Fines, exchange / monetary variation on gas purchase	52,636	19,299
Dona Francisca Energética S.A.	Fine on power purchase agreement	860	-
Eletrobrás	Financing expenses	31,861	31,070
Financial income
Cia. Paranaense de Gás - Compagas	Loan agreement revenues	909	1,139
Elejor - Centr. Elet.do Rio Jord–o S.A.	Loan agreement revenues	10,987	-
Foz do Chopim Energética Ltda.	Loan agreement revenues	2,336	3,159
Paraná State Government	CRC revenues	156,016	94,382
Onda Provedor de Serviços S.A.	Interest on optical fibers leasing bills
	Installments	322	351

The balances of transactions between the Company and its wholly-owned subsidiaries are presented in Note 12.

BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to indicate two members for the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A., for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

The Company signed an agreement with UEG Araucária related to the purchase of assured power. The validity of this agreement is being discussed in court (Note 17).

39 Wholly-Owned Subsidiaries

The financial statements for the period ended September 30, 2004 of the wholly-owned subsidiaries COPEL Geraç–o (GER), COPEL Transmiss–o (TRA), COPEL Distribuiç–o (DIS), COPEL Telecomunicações (TELECOM) and COPEL Participações (PAR) are summarized as follows:

ASSETS	GER	TRA	DIS	TELECOM	PAR

Current assets
Cash and banks	261,826	64,999	87,304	52	16
Consumers and resellers, net	303,255	44,573	750,741	-	-
Services provided to third parties, net	1,985	65	228	2,850	-
Dividends receivable	-	-	-	-	787
Services in progress	799	2,155	453	-	231
CRC passed on to Paraná State Gov.	-	-	169,283	-	-
Taxes and contributions recoverable	10,419	13,617	83,648	3,083	366
Inventories	17	6,986	18,130	2,044	-
Portion A offsetting account	-	-	183,681	-	-
Other receivables	17,680	4,515	16,735	904	121
	595,981	136,910	1,310,203	8,933	1,521
Long-term receivables
Consumers and resellers	28,943	-	31,756	-	-
CRC passed on to Paraná State Gov.	-	-	985,858	-	-
Taxes and social contributions	45,259	46,978	370,725	11,482	5,663
Judicial deposits	4,648	10,589	34,227	234	-
Associated companies, subsidiaries and parent company	477,493	80,287	-	-	148,150
Portion A offsetting account	-	-	164,420	-	-
Other receivables	3,987	5,416	35,345	-	1,694
	560,330	143,270	1,622,331	11,716	155,507
Permanent assets
Investments	6,045	2,257	404	-	463,144
Property, plant and equipment	3,016,776	965,707	1,751,461	175,568	208
( - ) Special liabilities	-	(7,140)	(699,808)	-	-
	3,022,821	960,824	1,052,057	175,568	463,352

Total assets	4,179,132	1,241,004	3,984,591	196,217	620,380

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TELECOM	PAR

Current liabilities
Loans and financing	507,552	18,673	17,172	-	-
Debentures	-	-	135,877	-	-
Suppliers	430,508	4,523	570,894	4,044	7
Taxes and social contributions	3,676	34,717	217,137	987	-
Interest on own capital	106,872	59,784	-	916	22,272
Payroll and labor provisions	14,304	13,406	48,869	4,141	725
Post-employment benefit	22,858	22,095	45,453	3,163	137
Regulatory charges	11,874	2,412	63,420	22	-
Other payables	1,525	1,315	21,540	26	-
	1,099,169	156,925	1,120,362	13,299	23,141
Long-term liabilities
Loans and financing	439,371	111,309	130,416	-	-
Debentures	-	-	448,605	-	-
Suppliers	889	-	247,523	-	-
Post-employment benefit	105,669	95,037	346,751	22,083	709
Derivative transactions	78,636	-	-	-	-
Taxes and social contributions	-	-	60,725	-	-
Associated companies, subsidiaries and parent company	-	-	202,938	50,283	214,181
Provisions for contingencies	25,118	20,580	129,329	410	-
Regulatory charges	1,588	-	-	-	-
	651,271	226,926	1,566,287	72,776	214,890
Shareholders' equity
Capital	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserves	-	-	-	701	-
Revenue reserves	28,641	21,132	-	107	22,865
Retained earnings (accumulated deficit)	61,119	84,032	(309,226)	(11,316)	28,766
	2,428,692	857,153	1,297,942	110,142	382,349

Total liabilities and shareholders' equity	4,179,132	1,241,004	3,984,591	196,217	620,380

STATEMENT OF INCOME	GER	TRA	DIS	TELECOM	PAR

Operating revenue
Electricity supply	26,933	-	3,390,549	-	-
Electricity sales to distributors	774,134	-	127,285	-	-
Use of transmission grid	-	269,455	51,474	-	-
Revenues from telecommunications	-	-	-	50,458	-
Equity in the results of investees	-	-	-	-	21,663
Other operating revenues	11,528	1,616	34,981	3	-
Deductions from operating revenue	(64,294)	(30,321)	(1,123,853)	(7,459)	-
Net operating revenue	748,301	240,750	2,480,436	43,002	21,663
Operating expenses
Personnel and pension and health care plans	66,207	58,960	264,678	17,804	2,566
Material	4,662	3,657	28,469	883	7
Raw material and inputs used in energy generation	184,880	-	-	-	-
Outsourced services	33,970	9,093	110,566	3,916	373
Electric energy purchased for resale	60,666	-	1,240,591	-	-
Charges for use of transmission grid	43,784	-	337,615	-	-
Depreciation and amortization	75,893	27,352	106,331	17,930	33
Regulatory charges	44,933	628	207,355	129	-
Other operating expenses	2,085	4,825	57,350	1,689	(89)
	517,080	104,515	2,352,955	42,351	2,890
Gross profit	231,221	136,235	127,481	651	18,773
Financial income (expenses), including exchange
variances
Financial income	28,975	6,150	223,335	856	13,248
Financial expenses	(161,818)	(9,619)	(127,619)	(561)	(1,550)
	(132,843)	(3,469)	95,716	295	11,698
Operating profit	98,378	132,766	223,197	946	30,471
Non-operating results	300	(625)	(4,083)	(139)	79
Profit before taxation	98,678	132,141	219,114	807	30,550
Income tax and social contribution	(37,559)	(48,109)	(84,323)	(668)	(1,784)
Net income for the period	61,119	84,032	134,791	139	28,766

05.01 – Comments on Company Performance during the Quarter

The comments on the Company Performance during the Quarter are presented in the comments on Consolidated Performance.

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

Code	Description	9/30/2004	6/30/2004

1	Total assets	9,655,596	9,423,543
1.01	Current assets	1,777,222	1,554,200
1.01.01	Cash and banks	468,706	363,888
1.01.02	Receivables	1,281,339	1,162,297
1.01.02.01	Consumers and resellers	888,739	763,045
1.01.02.02	Allowance for doubtful accounts	(84,951)	(67,687)
1.01.02.03	Outsourced services, net	2,749	3,587
1.01.02.04	Dividends receivable	787	1,851
1.01.02.05	Services in progress	4,698	4,345
1.01.02.06	CRC passed on to Paraná State Government	169,283	140,503
1.01.02.07	Taxes and social contributions recoverable	71,817	99,017
1.01.02.08	Portion A offsetting account	183,681	171,832
1.01.02.09	Other receivables, net	44,536	45,804
1.01.03	Inventories	27,177	28,015
1.01.04	Other	0	0
1.02	Long-term receivables	2,199,415	2,181,513
1.02.01	Sundry	2,013,902	2,046,951
1.02.01.01	Consumers and resellers	60,698	64,548
1.02.01.02	CRC passed on to Paraná State Government	985,858	963,579
1.02.01.03	Taxes and social contributions	624,502	622,610
1.02.01.04	Judicial deposits	131,982	125,979
1.02.01.05	Portion A offsetting account	164,420	196,381
1.02.01.06	Other receivables	46,442	73,854
1.02.02	Related companies	185,513	134,562
1.02.02.01	Associated companies	181,067	129,468
1.02.02.02	Subsidiaries	4,446	5,094
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,678,959	5,687,830
1.03.01	Investments	476,187	461,526
1.03.01.01	In associated companies	415,929	407,203
1.03.01.02	In subsidiaries	45,647	39,688
1.03.01.03	Other investments	14,611	14,635
1.03.02	Permanent assets	5,202,772	5,226,304
1.03.02.01	Property, plant and equipment in use	5,449,780	5,462,372
1.03.02.03	Construction in progress	459,940	459,941
1.03.02.04	Special liabilities	(706,948)	(696,009)
1.03.03	Deferred charges	0	0

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

Code	Description	9/30/2004	6/30/2004

2	Total liabilities	9,655,596	9,423,543
2.01	Current liabilities	2,002,245	1,892,219
2.01.01	Loans and financing	543,396	575,965
2.01.02	Debentures	135,877	124,331
2.01.03	Suppliers	713,094	646,777
2.01.04	Taxes and social contributions	319,851	274,960
2.01.05	Dividends payable	12,672	12,682
2.01.06	Payroll and labor provisions	81,501	69,297
2.01.07	Related companies	0	0
2.01.08	Other	195,854	188,207
2.01.08.01	Post-employment benefits	93,706	91,765
2.01.08.02	Regulatory charges	77,729	72,606
2.01.08.03	Other payables	24,419	23,836
2.02	Long-term liabilities	2,497,405	2,500,342
2.02.01	Loans and financing	681,096	736,021
2.02.02	Debentures	448,605	434,469
2.02.03	Provisions for contingencies	408,095	406,829
2.02.04	Debts with related parties	0	0
2.02.05	Other	959,609	923,023
2.02.05.01	Suppliers	248,412	256,176
2.02.05.02	Post-employment benefits	570,248	570,620
2.02.05.03	Taxes and social contributions	60,725	68,961
2.02.05.04	Regulatory charges	1,588	1,588
2.02.05.05	Derivative transactions	78,636	25,678
2.03	Deferred income	0	0
2.04	Minority interest	0	0
2.05	Stockholders’ equity	5,155,946	5,030,982
2.05.01	Capital	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	560,937	560,937
2.05.04.01	Legal	165,994	165,994
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Retained profits	394,943	394,943
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Retained earnings	297,716	172,752

07.01 – Consolidated Statement of Operations (in thousands of reais)

		7/1/2004	1/1/2004	7/1/2003	1/1/2003
Code	Description	to 9/30/2004	to 9/30/2004	to 9/30/2003	to 9/30/2003

3.01	Gross sales and/or services	1,421,552	3,959,932	1,083,866	3,091,987
3.01.01	Electricity supply	1,281,980	3,415,427	897,504	2,722,272
3.01.02	Electricity sales to distributors	115,837	320,669	133,190	221,092
3.01.03	Use of transmission grid	61,705	147,254	31,259	74,204
3.01.04	Revenue from telecommunications	9,795	29,062	7,438	23,422
3.01.05	Other operating revenue	15,235	47,520	14,475	50,997
3.02	Deductions from operating revenue	(436,796)	(1,225,927)	(327,220)	(938,255)
3.03	Net sales and/or services	984,756	2,734,005	756,646	2,153,732
3.04	Cost of sales and/or services	(808,059)	(2,249,984)	(683,562)	(1,865,839)
3.04.01	Personnel	(107,804)	(310,565)	(97,388)	(271,098)
3.04.02	Pension and health care plans	(34,241)	(102,557)	(26,299)	(78,375)
3.04.03	Material	(14,613)	(37,708)	(10,959)	(30,761)
3.04.04	Material and inputs used in energy generation	(59,779)	(184,880)	(50,023)	(144,191)
3.04.05	Outsourced services	(49,259)	(137,869)	(39,182)	(116,077)
3.04.06	Electric energy purchased for resale	(233,679)	(720,507)	(230,302)	(595,897)
3.04.07	Transportation of electricity	(9,400)	(14,454)	(4,774)	(13,517)
3.04.08	Charges on use of transmission system	(87,165)	(193,270)	(47,398)	(129,632)
3.04.09	Depreciation and amortization	(76,216)	(227,539)	(73,045)	(218,158)
3.04.10	Regulatory charges	(106,422)	(253,045)	(34,572)	(148,862)
3.04.11	Other operating expenses	(29,481)	(67,590)	(69,620)	(119,271)
3.05	Gross profit	176,697	484,021	73,084	287,893
3.06	Operating income/expenses	19,626	(15,013)	(15,361)	185,804
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial income (expenses)	11,931	(36,859)	(29,616)	163,415
3.06.03.01	Financial income	90,622	276,431	75,890	233,225
3.06.03.02	Financial expenses	(78,709)	(313,290)	(105,506)	(69,810)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in results of investees	7,713	21,846	14,255	22,389
3.06.06.01	Equity in results	8,915	25,269	15,457	25,934
3.06.06.02	Investments in other companies	(1,202)	(3,423)	(1,202)	(3,545)
3.07	Operating profit	196,323	469,008	57,723	473,697
3.08	Non-operating results	(3,027)	(4,493)	(58,355)	(61,329)
3.08.01	Income	968	6,890	1,398	3,184
3.08.02	Expenses	(3,995)	(11,383)	(59,753)	(64,513)
3.09	Profit (loss) before taxation/profit sharing	193,296	464,515	(632)	412,368
3.10	Provision for income tax and social contribution	(69,773)	(136,998)	(15,091)	(124,908)
3.10.01	Income tax	(51,200)	(100,319)	(10,967)	(91,691)
3.10.02	Social contribution	(18,573)	(36,679)	(4,124)	(33,217)
3.11	Deferred income tax	1,441	(29,801)	9,884	(27,155)
3.11.01	Income tax	1,059	(21,913)	7,267	(19,967)
3.11.02	Social contribution	382	(7,888)	2,617	(7,188)
3.12	Statutory profit sharings/contributions	0	0	0	0
3.12.01	Profit sharings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Net income (loss) for the period	124,964	297,716	(5,839)	260,305
	NUMBER OF SHARES, EXCEPT TREASURY (Units)	273,655,376,270	273,655,376,270	273,655,376,270	273,655,376,270
	PROFIT PER SHARE	0.00046	0.00109		0.00095
	LOSS PER SHARE			(0.00002)

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Distribution

Connection of consumers: In September 2004, 3,157,334 consumers were served by COPEL, and from January to September 2004, 61,836 new connections were made.

Compact networks – COPEL has been implementing compact networks in urban areas with an increased degree of tree planting near the distribution networks. This technology avoids tree cutting and pruning and improves the quality of supply because it reduces the number of disconnections. In September 2004, the total of compact networks installed was 1,397 km.

Market behavior – COPEL’S generation of energy from January to September 2004 was 13,475 GWh, the energy purchased from Itaipu was 4,245 GWh and from CIEN was 2,564 GWh, as shown in the chart below:

Direct distribution by class of consumption (GWh) – The performance of the consumption by class of consumer from January to September 2004 is shown in the table below:

Class			InGWh

	9.30.2004	9.30.2003	Change
Residential	3,350	3,287	1.9%
Industrial	5,335	5,386	-0.9%
Commercial	2,259	2,128	6.2%
Rural	990	935	5.9%
Other	1,295	1,259	2.9%
Subtotal	13,229	12,995	1.8%
Free (industrial) consumers outside the State of Paraná	908	991	-8.4%

	14,137	13,986	1.1%

Industrial consumption by activity (GWh) – The electric energy consumptions of the main industry activities were as follows:

Industry			In GWh

	9.30.2004	9.30.2003	Change
Food products and drinks	1,498	1,377	8.8%
Paper, cardboard and pulp	505	925	-45.4%
Wood	666	595	11.9%
Chemical	446	390	14.4%
Rubber and plastic	357	298	19.8%
Non-metallic minerals	352	380	-7.4%
Automotive vehicles	311	305	2.0%
Other	1,200	1,116	7.5%

	5,335	5,386	-0.9%

Number of consumers – The number of consumers billed in September 2004 was 3,157,334, which represented a growth of 2.8% as compared to the same month of the prior year.

Class			Consumers

	9.30.2004	9.30.2003	Change
Residential	2,477,008	2,410,226	2.8%
Industrial	49,713	48,251	3.0%
Commercial	264,163	255,096	3.6%
Rural	325,893	319,574	2.0%
Other	40,557	38,225	6.1%

	3,157,334	3,071,372	2.8%

Administration

Personnel – There were 6,733 employees at the end of third quarter of 2004, distributed among the wholly-owned subsidiaries as follows: COPEL Geraç–o, 817; COPEL Transmiss–o, 837; COPEL Distribuiç–o, 4,806; COPEL Telecomunicações, 248 and COPEL Participações 25 employees.

Relations with the Market

From January to September 2004, nominative common shares (ON) of COPEL were present in 100% of the S–o Paulo Stock Exchange (BOVESPA) trading days, class “A” nominative preferred shares (PNA) in 2%, and class “B”nominative preferred shares (PNB) in 100%.

In the New York Stock Exchange (NYSE) the PNB shares are negotiated as ADSs, which were present in 100% of the trading days of that Stock Exchange.

In LATIBEX (the Latin-American Securities Market in Euros), linked to the Madrid Stock Exchange, the PNB shares are also traded, using the XCOP symbol. They were present in 99% of the trading days of that Stock Exchange.

In Bovespa, the ON shares at the end of the period were quoted at R$ 8.35 per thousand shares, and the PNB shares, at R$ 10.23. In the NYSE, ADSs ended the period quoted at US$ 3.57. In LATIBEX, XCOPs ended the period quoted at € 2.89.

Share Performance		ON		PNB

	Total	Daily average	Total	Daily average
Bovespa
Trades	8,058	43	83,214	443
Number (thousand)	22,711,100	120,804	144,339,300	767,762
Volume (R$ thousand)	172,514	918	1,547,403	8,231
Presence	188	100%	188	100%
Nyse
Trades			ND	ND
Number (thousand)			61,517,600	327,221
Volume (US$ thousand)			223,927	1,191
Presence			188	100%
Latibex
Trades			ND	ND
Number (thousand)			990,193	5,184
Volume (€ thousand)			2,873	15
Presence			191	99%

Finances

Tariffs – In September 2004, the average tariff reached R$ 192.95/MWh, an increase of 23.4% compared to the average tariff of September in the prior year.

ANEEL Resolution 185, of August 4, 2004, establishes that the tariff for the sale of the energy from COPEL to CELESC (Initial Agreements) will be increased by 10.97% on demand tariff and 11.06% on electric energy tariff. On the other hand, the sales tariff for Força e Luz Coronel Vivida Ltda. – FORCEL, in accordance with ANEEL Resolution 196, of August 24, 2004, increased by 11.14% on demand tariff and decreased by 8.09% on electric energy tariff.

Tariffs			R$/MWh

	9.30.2004	9.30.2003	Change
Supply	192.95	156.37	23.4%
Initial contracts	75.58	66.32	14.0%
Itaipu (purchase) (*)	94.33	94.37	0.0%

(*) Includes Furnas tariff

In September 2004, the consumption class of direct distribution with highest share in sales revenue was residential (34.4%), with an average tariff of R$ 262.51/MWh. The average tariff of the industrial class reached R$ 149.83/MWh, 31.7% of the total sales revenue (without considering free consumers outside the State of Paraná).

Tariffs			R$/MWh

	9.30.2004	9.30.2003	Change
Residential	262.51	226.72	15.8%
Industrial	149.83	112.26	33.5%
Commercial	222.84	184.53	20.8%
Rural	156.00	131.86	18.3%
Other	166.79	139.05	19.9%
Total supply	192.95	156.37	23.4%

Without ICMS
Does not include free consumers

Decree 5249 of October 20, 2004 defines potential free consumers as “those which, despite meeting the conditions established in Article 15 of Law 9074/1995 are served in a regulated way”. This means that the legally established parameters of charge and voltage are maintained, that is, only consumers with charge equal to or greater than 3,000 kW in voltage equal to or greater than 69 kV are considered “potentially free consumers”.

16.01 – Other Information the Company Considers Relevant

Statement of Cash Flows
Periods Ended September 30, 2004 and 2003
(In thousands of reais )

		Company		Consolidated

	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	297,716	260,305	297,716	260,305

Expenses (income) not affecting cash:
Allowance for (reversal of) doubtful accounts	-	-	37,991	18,500
Depreciation and amortization	-	-	227,539	218,158
Monetary and exchange variations on long-term items - net	(3,246)	(3,922)	(6,620)	(209,169)
Equity in results of investees	(308,847)	(334,443)	(25,269)	(25,934)
Deferred income tax and social contribution	10,875	(60,374)	3,025	10,213
Provision for equity interest loss	-	-	-	17,781
Provision for fiscal incentive loss	-	39,590	-	39,590
Provisions in long-term liabilities:
Post-employment benefits	-	-	88,916	76,873
Labor contingencies	-	526	-	13,165
Tax contingencies	-	-	-	3,757
Disposals:
Judicial deposits and realizable items	-	-	2,335	3,698
Investments	-	-	20	245
Property, plant and equipment in use	-	-	9,171	5,565
Amortization of goodwill on investments	-	-	3,606	3,606
	(301,218)	(358,623)	340,714	176,048
Changes in current assets
Consumers and resellers	-	-	(207,741)	(89,379)
Services to third parties, net	-	-	26,075	3,455
Services in progress	190	-	(460)	5,746
CRC passed on to Paraná State Government	-	-	(27,874)	(42,666)
Taxes and social contributions recoverable	(2,156)	17,994	24,026	128,045
Inventories	-	-	12	3,472
Portion A offsetting account	-	-	25,240	57,850
Other receivables	3,231	3,290	53,053	21,501
	1,265	21,284	(107,669)	88,024
Changes in current liabilities
Suppliers	(104)	291	287,633	232,436
Taxes and social contributions	(18,295)	59,726	(186)	123,428
Payroll and labor provisions	(94)	(140)	9,744	26,189
Post-employment benefits	-	-	(83,028)	(79,124)
Regulatory charges	-	-	27,623	14,184
Consumers and other payables	(112)	490	(1,697)	1,366
	(18,605)	60,367	240,089	318,479
Applied in long-term receivables
Consumers and resellers - reclassified from current assets	-	-	(1,857)	(37,090)
Loan agreements	-	-	(113,161)	-
Taxes and social contributions deferred and recoverable	-	-	(14,814)	(3,009)
Judicial deposits	(6,434)	(2,714)	(20,535)	(13,738)
Portion A offsetting account	-	-	(111,937)	(115,169)
Portion A offsetting account - reclassified from current assets	-	-	-	(78,846)
Other long-term receivables	-	-	-	(4,175)
	(6,434)	(2,714)	(262,304)	(252,027)
Decrease in long-term receivables
Redemption of judicial deposits and escrows	-	-	25,000	-
	-	-	25,000	-
Increase in long-term liabilities
Suppliers	-	-	-	889
Subsidiaries and associated companies	267,162	82,247	-	-
	267,162	82,247	-	889
Total operating activities	239,886	62,866	533,546	591,718

Statement of Cash Flows
Periods Ended September 30, 2004 and 2003
(In thousands of reais )

		Company		Consolidated

	2004	2003	2004	2003

INVESTING ACTIVITIES
Corporate interests:
UEG Araucária Ltda	-	-	-	(1,460)
Campos Novos Energia S.A.	-	-	-	(9,873)
Centrais Elétricas do Rio Jord–o S.A. - Elejor	-	-	-	(23,028)
Other investees	-	(5)	(93)	(146)
Dividends receivable	-	44,157	9,163	2,461
Interest on own capital proposed by investees	-	-	1,245	458
Property, plant and equipment:
Usina de Salto Caxias	-	-	(799)	(2,774)
Other generation works	-	-	(7,986)	(4,284)
Transmission works	-	-	(39,471)	(42,097)
Distribution works	-	-	(117,601)	(102,912)
Telecommunications works	-	-	(27,164)	(16,683)
General installations			(2)	-
Consumer contributions	-	-	29,425	35,989
Donations and subsidies received	-	4	-	4
Total cash provided by (used in) investing activities	-	44,156	(153,283)	(164,345)

FINANCING ACTIVITIES
Loans and financing	(35,378)	(129,470)	(107,909)	(104,297)
Debentures	(121,982)	(21,934)	(121,982)	(21,934)
Interest on own capital	(30,547)	(6)	(30,547)	(6)
Total cash used in financing activities	(187,907)	(151,410)	(260,438)	(126,237)

TOTAL INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,979	(44,388)	119,825	301,136

Opening balance	2,530	85,152	348,881	199,919
Closing balance	54,509	40,764	468,706	501,055
Increase (decrease) in cash and cash equivalents	51,979	(44,388)	119,825	301,136

STATEMENT OF ADDED VALUE

Periods Ended September 30, 2004 and 2003
(In thousands of reais )

		Consolidated

	2004	2003

Revenues
Electric energy sales, services and other revenues	3,959,932	3,091,987
Allowance for doubtful accounts	(37,991)	(18,500)
Non-operating results	(4,493)	(61,329)
Total	3,917,448	3,012,158

( - ) Inputs acquired from third parties
Electricity purchased for resale	720,507	595,897
Charges on use of electric network	207,724	143,149
Material, inputs and third-party services	360,457	291,029
Emergency capacity charges	111,301	71,880
Other inputs	18,940	91,782
Total	1,418,929	1,193,737

( = ) GROSS ADDED VALUE	2,498,519	1,818,421

( - ) Depreciation and amortization	227,539	218,158

( = ) NET ADDED VALUE	2,270,980	1,600,263

( + ) Transferred added value
Financial income ( - ) Taxes	285,841	241,880
Equity in Results of Investees	21,846	22,389
Total	307,687	264,269

UNDISTRIBUTED ADDED VALUE	2,578,667	1,864,532

STATEMENT OF ADDED VALUE

Periods Ended September 30, 2004 and 2003
(In thousands of reais )

(continued)

		Consolidated

	2004	2003
ADDED VALUE DISTRIBUTION:

Personnel
Wages and salaries	231,427	190,896
Social charges - FGTS	19,246	16,360
Food and education allowance	21,840	16,857
Labor and severance indemnities	1,144	16,591
Transfers to construction in progress	(25,467)	(22,330)
Pension and Health Care Plans	102,557	78,375
Total	350,747	296,749

Government
Social charges - INSS	62,375	52,724
ICMS	840,484	674,198
PASEP	41,029	26,395
COFINS	183,015	113,321
Regulatory charges	253,045	148,862
Income tax and social contribution	166,799	152,063
Other taxes and rates	81,066	77,761
Total	1,627,813	1,245,324

Lenders
Interest and monetary variation	291,732	53,165
Rents	10,659	8,989
Total	302,391	62,154

Shareholders
Retained earnings	297,716	260,305
Total	297,716	260,305

	2,578,667	1,864,532

Added value (average) by employee	396	317
Stockholders’ equity contribution rate- %	50.0	37.4
Wealth generation rate - %	26.7	20.6
Wealth retention rate - %	11.6	14.0

17.01 - Report on Limited Review – Without Exception

To the Board of Directors and Stockholders
Cia Paranaense de Energia - COPEL

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia Paranaense de Energia – COPEL (parent company and consolidated) for the quarters and periods ended September 30 and June 30, 2004 and September 30, 2003. This information is the responsibility of the Company’s management.

2	Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4	As mentioned in Note 36 to the Quarterly Information, the Company is contesting the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Dispatch 288/2002 and ANEEL Resolution 395/2002, because it understands that these regulations introduced changes in market regulations prevailing at the time when the transactions occurred. The amount involved is approximately R$ 508,000 thousand, which was not recorded by the Company, based on the opinion of its internal and external legal advisors, that the chances of a favorable outcome for the Company are probable and possible, respectively.

5	We conducted our reviews for the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The consolidated statement of cash flows for the period ended September 30, 2004 presented together with the Quarterly Information (ITR) to provide supplementary information on the Company, is not required by accounting practices adopted in Brazil. The statement of cash flows was subjected to the review procedures referred to in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Curitiba, November 10, 2004

PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1DF005919/O-3 "S" PR

CONTENTS

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head office	1
01	03	Investor relations officer (Company mail address)	1
01	04	General information/Independent accountants	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Distributions approved and/or paid during and after the quarter	2
01	09	Subscribed capital and alterations in the current year	3
01	10	Investor relations officer	3
02	01	Balance Sheet – assets	4
02	02	Balance Sheet – liabilities and stockholders' equity	5
03	01	Statement of Operations	6
04	01	Notes to the Quarterly Information	8
05	01	Comments on Company Performance During the Quarter	56
06	01	Consolidated Balance Sheet – Assets	57
06	02	Consolidated Balance Sheet – liabilities and stockholders’ equity	58
07	01	Consolidated Statement of Operations	60
08	01	Comments on Consolidated Performance during the Quarter	63
16	01	Other Information the Company Considers Relevant	67
17	01	Report on Limited Reviews – Without Exception	72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.